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Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

May 22, 2023

VIA EDGAR

Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Managed Municipals Fund Inc.

Registration Statement on Form N-14, File No. 333-270683

Dear Ms. Marquigny:

On behalf of Western Asset Managed Municipals Fund Inc. (“MMU”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 16, 2023 relating to pre-effective amendment no. 1 to the above-referenced registration statement on Form N-14 originally filed with the Commission on May 11, 2023 (the “Registration Statement”) and the corresponding comment response letter addressed to your attention originally filed with the Commission on May 11, 2023 (the “Comment Response Letter”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. We are also submitting for filing by electronic transmission pre-effective amendment no. 2 to MMU’s Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended.

For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.

Regarding the response to comment 3 in the Comment Response Letter, please supplementally confirm that all of the outstanding variable rate demand preferred stock (“VRDPS”) have the same terms (i.e., interest rates, floor caps, etc.). Please also confirm that in Legg Mason Partners Fund Advisor, LLC’s (“LMPFA”) view, the credit quality of the combined fund will not be worse than the credit quality of either Western Asset Municipal Partners Fund Inc. (“MNP”) or Western Asset Intermediate Muni Fund Inc. (“SBI”, together with MNP, the “Target Funds” and together with MNP and MMU, the “Funds”) individually. In this regard, please explain why you believe exchanging the outstanding VRDPS in a diversified fund for similar securities in a non-diversified fund is not a material difference.

Securities and Exchange Commission	May 22, 2023

The Funds confirm that the outstanding VRDPS for each of MMU, MNP and SBI have the same terms, other than with respect to their maturity dates and with respect to the per share liquidation preference, which is $25,000 for MMU and SBI and $50,000 for MNP. LMPFA confirms that it believes the overall credit quality of MNP following the closing of the Mergers would not be impacted as a result of the merger of MNP into MMU and SBI into MMU (each, a “Merger” and collectively, the “Mergers”). MMU anticipates that following the Mergers, it will continue to be able to make dividend payments on the outstanding VRDPS, repay expenses related to the outstanding VRDPS and meet all other credit obligations that could be viewed as impacting MMU’s credit quality.

As stated in the Registration Statement and in the Comment Response Letter, following the Mergers, there will not be any material repositioning of assets and no other material impacts on MMU’s portfolio. The securities in which each Target Fund may invest are permissible for investment under MMU’s investment objectives and strategies and therefore, MMU does not expect any significant portfolio turnover in connection with the Mergers. As a result, MMU does not believe that its status as a non-diversified fund is a material difference with respect to the VRDPS that the Target Funds’ VRDPS holders will hold post-Mergers. Such VRDPS holders will continue to receive the dividend payments they are entitled to receive from the Target Funds for the term of the VRDPS.

2.

Following up to the response to comment 5 in the Comment Response Letter, the Staff notes that at the time of the Mergers, the terms of the outstanding VRDPS will be incomplete. The remaining unpaid amortized expenses attributable to the outstanding VRDPS will have to be accelerated and their cost will need to be factored into the terms of the Mergers. If such cost will be factored into the calculation of each Target Fund’s net asset value (“NAV”), disclose this as a consequence to common stockholders by reducing the NAV upon which their common shares will be valued in the Mergers. Otherwise, disclose how such accelerated amortized expenses attributable to the outstanding VRDPS will be accounted for in the Mergers.

Each Target Fund’s outstanding VRDPS have direct issuance costs that are amortized over the stated term of such VRDPS. These costs are factored into each Target Fund’s NAV on a daily basis. The deferred expenses of the outstanding VRDPS are reflected as direct deductions from the carrying value of the associated liabilities on each Target Fund’s balance sheet today. These deferred expenses will not be accelerated at the time of the Mergers because they will be carried over onto MMU’s balance sheet following the issuance of new VRDPS of MMU to replace the VRDPS of each Target Fund. These replacement VRDPS will have the same terms as each Target Fund’s VRDPS, so the expenses related to such VRDPS will continue to be amortized over the term of the VRDPS governing documents. As these deferred expenses are being carried over to MMU’s balance sheet, each Target Fund’s NAV would not be materially impacted by the Mergers as a result of the continuation of the VRDPS.

In response to the Staff’s comment, MMU confirms that it will revise its disclosure to clarify the above.

3.

Regarding the response to comment 18 in the Comment Response Letter, please add disclosure to the N-14 in the section entitled “Common Questions About the Proposed Merger—Who do we expect to vote on the Mergers?” stating what “together as a class” means for stockholders.

MMU confirms it will add disclosure to the above section stating what “together as a class” means for stockholders.

Securities and Exchange Commission	May 22, 2023

4.

Following up to the response to comment 24 in the Comment Response Letter, with respect to your response to part (b), clarify how you became comfortable that the new VRDPS distribution could be done privately and will not require registration under the Securities Act of 1933, as amended (the “Securities Act”), including the approximate number of stockholders and information regarding their status as accredited investors.

The Funds confirm that each of MMU, MNP and SBI have four current holders of its VRDPS. Each holder is an institutional investor that clearly qualifies as an accredited investor. Because the current holders of VRDPS for MNP and SBI are the only investors receiving the new shares of MMU’s VRDPS to replace their current holdings, the Funds confirm that the VRDPS offering is exempt from registration under the Securities Act by virtue of qualifying as an exempt private placement to sophisticated investors pursuant to Section 4(a)(2) of the Securities Act.

5.

Following up to the response to comment 24 in the Comment Response Letter, with respect to your response to part (c), the Staff takes note of your statement that you believe the VRDPS holders will not be adversely affected. Please (1) confirm that each Fund’s Board of Directors reached a similar conclusion; (2) address the economic substance prong of the Staff’s questions, including the change from a diversified to a non-diversified fund from a risk perspective as it relates to your conclusion; (3) more completely address the text of Section 18(a)(2)(D) of the Investment Company Act of 1940, as amended (the “1940 Act”) related to “adversely affecting such securities or of any action requiring a vote of security holders as in section 80a–13(a);” and (4) tell the Staff of any no-action letters or other formal staff guidance you are relying on to support your view that the VRDPS holders should not vote separately pursuant to Section 18 of the 1940 Act.

(1) The Funds confirm that each Fund’s Board of Directors reached the conclusion that the Target Funds’ VRDPS holders will not be adversely affected by the Mergers.

(2) Given that each of the Target Funds and MMU have similar investment portfolios, the Funds do not believe the risk profile related to any of the Funds will materially change as a result of the Mergers. MMU, MNP and SBI all invest in municipal obligations and are subject to substantially similar risks, as identified in the “Risk Factors” section of the Registration Statement. The Funds have historically included substantially similar risk factors to consider in their respective Annual Shareholder Reports as well.

As previously discussed, there is no expectation that there will be a material portfolio repositioning as a result of the Mergers and as such, MMU does not believe Target Fund stockholders are being negatively impacted from an economic or risk-related perspective.

In light of the foregoing, following the Mergers, MMU will continue to be able to meet its obligations to all if its VRDPS holders, including those that are currently VRDPS holders of the Target Funds, in accordance with the governing documents of the VRDPS and the requirements of the 1940 Act. As a result, the Target Funds do not anticipate having an issue obtaining the consents of their VRDPS holders to the Mergers in accordance with their governing documents.

(3) Section 18(a)(2)(D) of the 1940 Act requires holders of senior securities to vote separately as a class on any plan of reorganization that adversely affects such securities or of any action requiring a vote of security holders as in section 80a–13(a) (in this instance, specifically, as it relates to sub-classification from a diversified to a non-diversified investment company). As previously stated, MMU has determined, along with the Board of Directors of each Target Fund, that the Target Fund’s VRDPS holders are not being adversely affected by the Mergers. Each Target Fund’s VRDPS holders will receive new shares of MMU’s VRDPS with the same aggregate liquidation preference and identical terms as they had prior to the completion of the Mergers. In other words, the current holders of MNP’s and SBI’s VRDPS are in the same position now as they will be when the Mergers are completed, other than holding VRDPS issued by the new combined fund.

Securities and Exchange Commission	May 22, 2023

Additionally, as it relates to the Target Funds currently operating as diversified management investment companies and becoming part of a non-diversified management investment company following the consummation of the Mergers, MMU confirms that it does not believe that the Target Funds’ VRDPS holders will be adversely impacted by the diversification status of MMU. The Target Fund VRDPS holders will continue to receive a dividend in accordance with terms contained in the Articles Supplementary for such VRDPS and will maintain a liquidation preference ahead of common stockholders in accordance with Section 18 of the 1940 Act, regardless of the manner in which MMU operates from a diversification perspective. As such, the change in diversification status will not adversely affect the Target Funds’ VRDPS holders, and therefore, under Section 18(a)(2)(D), the Target Funds’ VRDPS holders are not entitled to vote on the Mergers as a separate class from the common stockholders of each Target Fund.

(4) Each Fund confirms that it is not relying on any formal guidance from the Commission or specific no-action letters to reach its conclusion that the VRDPS holders are not required to vote separately on the Mergers under Section 18(a)(2)(D). However, each Fund is also not aware of any formal guidance from the Commission or positions that would require the Target Fund VRDPS holders to do so when each of the Funds has determined that the VRDPS holders are not being adversely affected as a result of the Mergers, as described above and in the previous Comment Response Letter.

6.

Please tell us why the VRDPS holders are providing written consents to effect the Mergers. Is this required by the Articles Supplementary, what consent threshold is required and how is the consent solicitation accomplished under the securities laws?

Without conceding that the Target Funds are required to do so under Section 18(a)(2)(D) of the 1940 Act, MMU and the Target Funds will obtain written consents from the all of the VRDPS holders in order to effect the Mergers. As identified above, given the small amount of Target Fund VRDPS holders, it is more economically efficient to seek any approvals from VRDPS holders via a written consent as opposed to a separate proxy solicitation. Section 18(a)(2)(D) of the 1940 Act requires holders of senior securities to vote separately but does not specify the manner in which the holders of senior securities must vote (i.e., through a proxy solicitation or otherwise). Effectively, the Target Funds’ VRDPS holders are voting to approve the Mergers separate from the Target Funds’ common stockholders and if such a vote requirement obligation existed under Section 18(a)(2)(D) of the 1940 Act, it would be satisfied by the use of written consents.

As explained in response to Comment 5, given the lack of formal guidance with respect to Section 18(a)(2)(D) of the 1940 Act, each holder of the Target Funds’ VRDPS will be asked to provide a written consent approving their respective Merger. This process is being done out of an abundance of caution, notwithstanding MMU’s belief that the Target Funds’ VRDPS holders are not adversely affected as a result of the Mergers. These written consents are not required by the Articles Supplementary for either MNP’s VRDPS or SBI’s VRDPS. Based on initial outreach to the VRDPS holders, MMU expects that at least a majority of the Target Fund VRDPS holders will consent to the Mergers. MMU confirms that the written consents will not involve solicitation and that no VRDPS holder will be solicited within the meaning of Rule 14a-1(l) of the Securities Exchange Act of 1934, as amended.

In response to the Staff’s comment, MMU confirms that it will revise its disclosure to note that it will seek approval from the holders of the VRDPS separately through written consent.

Securities and Exchange Commission	May 22, 2023

7.

Regarding the response to comment 38 in the Comment Response Letter, please confirm that MMU administers its concentration policy by treating industrial development bonds as investments in the industry of the underlying project they finance.

MMU confirms that it administers its concentration policy by treating industrial development bonds as investments in the industry of the underlying project they finance.

Please do not hesitate to call me at (202) 636-5806 or Debbie Sutter at (202) 636-5508 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	George Hoyt, Franklin Templeton David W. Blass, Simpson Thacher & Bartlett LLP Debbie Sutter, Simpson Thacher & Bartlett LLP

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